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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Enel Generación Chile S.A.

(Name of Subject Company)

Enel Generación Chile S.A.

(Name of Person Filing Statement)

American Depository Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Raúl Arteaga E.

Enel Generación Chile S.A.

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9000

(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Ignacio Quiñones S.

Enel Generación Chile S.A

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9050

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer by Enel Chile S.A. ("Enel Chile") for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. ("Enel Generación Chile"), including in the form of American Depositary Shares ("ADSs"), that are not currently owned by Enel Chile and its affiliates.

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Generación Chile or any other company, or an offer to participate in a tender offer for securities of Enel Generación Chile or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

The following preliminary communications were made on a significant event (hecho esencial) filing that was furnished by Enel Generación Chile to the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) on August 28, 2017 and also furnished to the SEC on Form 6-K.

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record No. 0114

Santiago, August 28, 2017

Ger. Gen. N° 74/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

   Ref. Significant Event.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A (“Enel Generación” or the “Company”), I hereby inform you of the following significant event:

The Chairman of the Board of Directors of Enel Generación, received a communication from the Chairman Enel Chile S.A. (“Enel Chile”) dated August 25, 2017, which has attached Enel Chile’s significant event dated on the same day. The Enel Chile’ significant event contains the letter sent to Enel Chile by its controlling shareholder, Enel SpA, (the " Enel SpA letter ") in which Enel SpA favorably viewed the non-binding proposal sent by Enel Chile to Enel SpA on July 3th (the “Enel Chile Letter”).

The proposal contained in the Enel Chile Letter consists of a corporate reorganization within Enel, through which Enel Chile. would incorporate, though a merger with Enel Green Power Latin America Limitada, the latter’s non-conventional renewable energy generation assets held in Chile.

As indicated in the Enel Chile Letter, the proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”), to be carried out by Enel Chile to acquire up to 100% of the common shares issued by its subsidiary, Enel Generación Chile owned by minority shareholders.

The aforementioned Tender Offer would be payable in cash and in common shares issued by Enel Chile, and subject to the condition precedent that after the Tender Offer, Enel Chile. must own at least 75% of Enel Generación Chile’s issued capital.  This Tender Offer will be carried out through an Enel Chile capital increase so as to incorporate Enel Generación Chile’ shareholders who tender their shares. Likewise, the success of the aforementioned Tender Offer will be subject to the execution of an amendment to Enel Generación Chile’s by-laws, aimed at the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, with its limitations to stock concentration and other restrictions being eliminated from its by-laws.

The Board of Directors of the Company has unanimously resolved to initiate all work and steps leading to analyze the corporate reorganization proposal applicable to Enel Generación Chile , under the terms described in the Enel SpA letter, which will be in accordance with the procedures and requirements of Title XVI under The Chilean Companies Act Law, regulating related party transactions  (“OPR” in Spanish acronyms).

Documents released last Friday, August 25, 2017, as aforementioned, are enclosed to this letter.

Sincerely yours,

Giuseppe Conti

Chairman of the Board of Directors

Enel Generación Chile S.A.

c.c.:      Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Santiago, August 25, 2017

Mr. Giuseppe Conti.

Chairman of the Board of Directors

Enel Generación Chile S.A.

Santiago, Chile

Dear Sir,

I am pleased to communicate that the Board of Directors of Enel Chile S.A., in its ordinary session held today, resolved to communicate through significant event an operation consisting in the merger of Enel Chile with Enel Green Power Latin America Ltda., which will be conditional to the successful of the tender offer that Enel Chile S.A. would carried out for Enel Generación Chile S.A.

We remain at your disposal to explain and develop this operation that will contribute to the well-being of all shareholders of the companies involved.

Sincerely yours,

Herman Chadwick P.

Chairman of the Board of Directors

Enel Chile S.A.

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record No. 1139

Santiago, August 25, 2017

Ger. Gen. N° 15 / 2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

   Ref. Significant Event.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Chile S.A (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enel Chile, in its extraordinary session held today, has analyzed a letter sent to the Company by its controlling shareholder, Enel SpA, (the “Enel SpA Letter”) in which Enel SpA favorably viewed the non-binding proposal sent by Enel Chile to Enel SpA on July 3th (the “Enel Chile Letter”).

The proposal contained in the Enel Chile Letter consists of a corporate reorganization within Enel, through which Enel Chile would incorporate, though a merger with Enel Green Power Latin America Limitada, the latter’s non-conventional renewable energy generation assets held in Chile.

The Enel Chile Letter was sent to the Superintendence of Securities and Insurance (“SVS”) on July 4, 2017 as a Confidential Event and a copy of which is being made available to all shareholders and the market in general through this filing.

As indicated in the Enel Chile Letter, the proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”), to be carried out by Enel Chile to acquire up to 100% of the common shares issued by its subsidiary, Enel Generación Chile S.A. owned by minority shareholders. The aforementioned Tender Offer would be payable in cash and in common shares issued by Enel Chile, and subject to the condition precedent that after the Tender Offer, Enel Chile must own at least 75% of Enel Generación Chile’s issued capital.

The aforementioned Tender Offer will be carried out through an Enel Chile capital increase so as to incorporate Enel Generación Chile’ shareholders who tender their shares. Likewise, the success of the aforementioned Tender Offer will be subject to the execution of an amendment to Enel Generación Chile’s by-laws, aimed at the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, with its limitations to stock concentration and other restrictions being eliminated from its by-laws.

In accordance with the response contained in the Enel SpA Letter, a copy of which accompanies this filing, the Company’s Board of Directors has unanimously resolved to initiate all work, analysis and steps leading to the execution of the referenced corporate reorganization project, in the terms described in the Enel SpA Letter, which will be in accordance with the procedures and requirements of Title XVI under The Chilean Companies Act Law, regulating related party transactions.

A copy of Enel Chile’s original proposal to Enel SpA, and a copy of the response letters are attached, as well as additional communications between both companies, duly informed to the SVS as Confidential Events.

Sincerely yours,

Herman Chadwick P.

Chairman of the Board of Directors

Enel Chile S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)